Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

March 18, 2010

Item 3

News Release

The news release was disseminated on March 19, 2010 by Marketwire.

Item 4

Summary of Material Change

The Company welcomes Peter Mordaunt to the Board of Directors, Andre Audet resigns as a Director.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company is very pleased to welcome Peter Mordaunt to the Company’s Board of Directors. Mr. Mordaunt is a Registered Professional Geoscientist with over 25 years of experience in mining, mine development and advanced exploration, including 18 years of experience in Mexico. Mr. Mordaunt recently retired in January 2010 from his role as Chairman and CEO of Stingray Copper Inc., which he founded, managed and merged with Mercator Minerals Ltd. in December 2009. Previously he founded, managed and merged Corner Bay Silver Inc. with Pan American Silver Inc in 2003. Mr. Mordaunt’s business skills have been focused on advanced project development leading to bankable feasibility studies, finance, mergers and acquisitions for more than 20 years. Mr. Mordaunt graduated from the University of Guelph in 1984. He is a member of the Institute of Corporate Directors and has the Professional Certification as ICD.D which is recognized both nationally and internationally.

Pediment also reports that at the Annual General Meeting of the Company held on March 18, 2010, Andre Audet resigned as a Director after five years serving on the Board. The Company would like to thank Mr. Audet for his contributions to Pediment Gold Corp. and wishes him all the best in his future endeavours. The remaining members of the Board were re-elected for the ensuing year.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418
Facsimile:

(604) 669-0384

Item 9

Date of Report

March 19, 2010